Exhibit 99.1

YY Inc. Announces 2016 Annual General Meeting Results

Guangzhou, China, November 28, 2016 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a live streaming platform, today announced the results of its 2016 annual general meeting of shareholders held in Hong Kong on November 28, 2016.

At the meeting, the shareholders of YY approved the following resolutions:

RESOLVED, as a special resolution:

that the Company’s existing Article 10(d)(iii) of the articles of association of the Company be deleted in its entirety and replaced in substitution therefor with the following:

”Upon any sale, transfer, assignment or disposition of Class B Common Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class B Common Shares shall be automatically and immediately converted into an equal number of Class A Common Shares; provided that, except as set forth in Article 10(d)(iv) below, a change in the beneficial ownership of Class B Common Shares from a holder of Class B Common Shares to an Affiliate of such holder shall not cause a conversion under this Article 10(d)(iii). In addition, if at any time more than fifty percent (50%) of the ultimate beneficial ownership of any holder of Class B Common Shares (other than the Founders or the Founders’ Affiliates) changes, each such Class B Common Share shall be automatically and immediately converted into one Class A Common Share. For the avoidance of doubt, (a) the transfer, assignment or disposition of Class B Common Shares by a holder thereof to any of the following shall be exempt from, and not trigger, the automatic conversion contemplated under this Article 10(d)(iii): (i) a Founder or a Founder’s Affiliate or (ii) to a limited partner or a shareholder of such holder; and (b) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Common Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Common Shares, in which case all the related Class B Common Shares shall be automatically converted into the same number of Class A Common Shares.”

that any director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a live streaming platform that enables users to interact in live online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$910 million in the fiscal year 2015.

CONTACT: For further information, please contact:

YY Inc.

Yuffie Fu

Tel: +86 (20) 8212-0000

Email:IR@YY.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 915-1611

Email: IR@YY.com